UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934




                                 CLEARANT, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    184690105
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                                 (CUSIP Number)


                                November 9, 2005
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  184690105
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Fort Mason Capital, LLC
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:        3,934,611*
                                           -------------------------------------
                                       (6) Shared Voting Power:              0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   3,934,611*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:         0
                                           -------------------------------------
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                3,934,611*
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(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):   N/A
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(11)    Percent of Class Represented by Amount in Row (9):   9.9%*
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(12)    Type of Reporting Person (See Instructions):    IA
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*   As of  November 9, 2005, Fort Mason  Master,  LP, a Cayman  Islands  limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate 3,260,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of Clearant, Inc., a Delaware corporation (the "Company"). As of November 9, 2005, the Funds also held warrants (the "Clearant Warrants") which entitle the Funds to purchase up to an aggregate of 1,467,000 Shares at an exercise price of $4.96 per share (subject to adjustment as set forth in the Clearant Warrants). The Clearant Warrants provide that in no event shall the Clearant Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 9.99% of the outstanding Shares (the "Issuance Limitation"). The Funds have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Company. The Issuance Limitation presently remains in effect. Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), serves as the investment manager of the Funds and possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Thus, as of November 9, 2005, for the purposes of Reg. Section 240.13d-3, Capital is deemed to beneficially own 3,934,611 Shares, or 9.9% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of the Clearant Warrants into Shares, subject to the Issuance Limitation. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Clearant Warrants subject to the Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1(a).  Name Of Issuer.  Clearant, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            11111 Santa Monica Boulevard, Suite 650, Los Angeles, CA 90025


Item 2(a).  Name of Person Filing.  Fort Mason Capital, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence. 456 Montgomery Street, 22nd Floor, San Francisco, CA 94104

Item 2(c). Citizenship. Fort Mason Capital, LLC is a Delaware limited liability company

Item 2(d). Title of Class of Securities. Common Stock, par value $0.0001 per share

Item 2(e).  CUSIP No.   184690105


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

            (a) Amount Beneficially Owned (as of November 9, 2005)   3,934,611*

            (b) Percent of Class (as of November 9, 2005)             9.9%*

            (c) Number of Shares as to which the person has:

               (i)   sole power to vote or to direct the vote         3,934,611*

               (ii)  shared power to vote or to direct the vote               0*

               (iii) sole power to dispose or to direct the
                     disposition of                                   3,934,611*

               (iv)  shared power to dispose or to direct the
                     disposition of                                           0*

* As of November 9, 2005, Fort Mason Master, LP, a Cayman Islands limited partnership ("Master"), and Fort Mason Partners, LP, a Delaware limited partnership (together with Master, the "Funds"), held in the aggregate 3,260,000 shares of the common stock, par value $0.0001 per share (the "Shares"), of Clearant, Inc., a Delaware corporation (the "Company"). As of November 9, 2005, the Funds also held warrants (the "Clearant Warrants") which entitle the Funds to purchase up to an aggregate of 1,467,000 Shares at an exercise price of $4.96 per share (subject to adjustment as set forth in the Clearant Warrants). The Clearant Warrants provide that in no event shall the Clearant Warrants be exercisable to the extent that the issuance of Shares upon exercise thereof, after taking into account the Shares then owned by the Funds and their affiliates, would result in the beneficial ownership by the Funds and their affiliates of more than 9.99% of the outstanding Shares (the "Issuance Limitation"). The Funds have the express right to waive the Issuance Limitation upon sixty-one (61) days written notice to the Company. The Issuance Limitation presently remains in effect. Fort Mason Capital, LLC, a Delaware limited liability company ("Capital"), serves as the investment manager of the Funds and possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds. Thus, as of November 9, 2005, for the purposes of Reg. Section 240.13d-3, Capital is deemed to beneficially own 3,934,611 Shares, or 9.9% of the Shares deemed issued and outstanding as of that date. This number assumes the conversion of the Clearant Warrants into Shares, subject to the Issuance Limitation. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Capital or any other person that it is the beneficial owner of any of the Shares underlying the Clearant Warrants subject to the Issuance Limitation for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             December 23, 2005


                                             FORT MASON CAPITAL, LLC

                                             By:/s/Dan German
                                                --------------------------------
                                                Name:  Dan German
                                                Title:  Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)